News release
For immediate publication

ART ANNOUNCES NON-DILUTIVE FINANCING AND NEW CORPORATE STRUCTURE

The new corporate structure to result in a non-dilutive financing of $7.35 million before transaction expenses

Montreal, Canada, September 22, 2006 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announced today that it has entered into an agreement with Matco Capital Ltd., a private capital firm (“Matco”), to recapitalize and reorganize the Company’s corporate structure, providing ART with total proceeds of $7.35 million before transaction expenses, comprised of a non-dilutive financing of $5.85 million, and the ability to realize minimum additional proceeds of $1.5 million in the manner described below.

Pursuant to the agreement, upon the satisfaction of certain conditions precedent, including the completion of a definitive agreement satisfactory to both parties, Matco will invest $5.85 million in ART by way of a private placement. ART will transfer its existing assets (including the $5.85 million proceeds) and liabilities to a newly incorporated company (“New ART”), which will continue to carry on the same business currently carried on by ART. ART shareholders will transfer their shares to New ART in exchange for New ART stock on a 1:1 basis, therefore retaining their full equity interest in ART’s current business. New ART will retain an equity participation in ART, which will pursue other business opportunities after the reorganization, and is expected to realize minimum additional proceeds of $1.5 million through such retained interest. Current holders of options and warrants of ART will exchange their existing options and warrants for options and warrants of New ART. New ART will also assume the outstanding convertible debentures of ART. As part of the reorganization, New ART will apply to list its shares on the Toronto Stock Exchange (TSX). The current management of ART will continue in the same capacity with New ART.

The restructuring will be completed by way of a plan of arrangement to be approved by the Quebec Superior Court and ART’s securityholders (by a majority of at least 2/3 of the securityholders voting). The transaction is also subject to all necessary regulatory approvals, including approval of the TSX. Subject to these conditions, the Board has unanimously approved the transaction.

“The transaction provides ART with additional liquidity for its working capital and general corporate purposes. The manner in which we have structured this transaction is a positive development for our shareholders and stakeholders as it strengthens our balance sheet without dilution,” said Sébastien Gignac, ART’s President & CEO. “Our shareholders will maintain their current interest in ART’s business, which we will continue to carry out in accordance with our business plan.”

Additional details regarding the transaction will be provided to shareholders in an information circular expected to be mailed in October 2006. Completion of the transaction is expected to occur in November 2006.

About ART

ART Advanced Research Technologies Inc. is a leader in molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian securities regulatory authorities and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Tel. 514.832.0777
www.art.ca